UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR
SERVICE OF PROCESS AND UNDERTAKING

A.           Name of issuer or person filing (“Filer”):  METHANEX CORPORATION

B.    (1)  This is [check one]:

[X]  an original filing for the Filer.

[   ]  an amended filing for the Filer.

(2)  Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9):  [   ]

C.    Identify the filing in conjunction with which this Form is being filed:

Name of registrant:                                   METHANEX CORPORATION

Form type:                                                  Registration Statement on Form F-10

File Number (if known):                           333-199756

Filed by:                                                     METHANEX CORPORATION

Date Filed (if filed
concurrently, so indicate):                      October 31, 2014
                  (filed concurrently)

D.           The Filer is incorporated or organized under the laws of Canada and has its principal place of business at:

1800 Waterfront Centre, 200 Burrard Street
Vancouver, British Columbia
Canada V6C 3P1
(604) 661-2654

E.    The Filer designates and appoints CT CORPORATION SYSTEM (“Agent”), located at:

111 Eighth Avenue
New York, New York 10011
(212) 590-9330

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b)
any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on October 31, 2014 or any purchases or sales of any security in connection therewith.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.    The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934, as amended. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.            The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on this 31st day of October, 2014.

Filer: METHANEX CORPORATION	By:	/s/ John Floren
Name: John Floren
Title: President and Chief Executive Officer

This statement has been signed by the following person in the capacity and on the date indicated.

CT Corporation System (Agent for Service of Process)

By:	/s/ Joan Tolosa
Name: Joan Tolosa
Title: Service Manager

Date: October 31, 2014